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                          January 21, 2022

       Adam D. Portnoy
       President and Chief Executive Officer
       RMR Group Inc.
       Two Newton Place, 255 Washington Street, Suite 300
       Newton, Massachusetts 02458-1634

                                                        Re: RMR Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2022
                                                            File No. 333-262124

       Dear Mr. Portnoy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services